08004110

RECEIVED

2008 AUG -4 A 7:29

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Detica

Surrey Research Park
Guildford
Surrey
GU2 7YP
UK

T +44 (0)1483 816000
F +44 (0)1483 816144

www.detica.com

Securities and Exchange Commission
Division of Corporate Finance
Office of International Finance
100F Street, NE
Washington
DC 20549 USA

Our ref: 08-FIV100C239

SUPPL

21 July 2008

File no: 82-35012

Dear Sir

Re: Detica Group plc - Information Furnished Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

The information as detailed below is being furnished to the Securities and Exchange Commission (the "**SEC**") by Detica Group plc, a public company limited by shares incorporated under the laws of England and Wales ("**Detica**"), pursuant to the exemption from Section 12(g) of the Securities Exchange Act of 1934 (the "**Exchange Act**") afforded to foreign private issuers under Rule 12g3-2(b) under the Exchange Act. The SEC file number assigned to Detica is 82-35012.

18.07.08	Dealings by persons with interest in Securities representing 1% or more
18.07.08	Statement re: Possible Offer
21.07.08	Notification of major interest in shares

Please do not hesitate to contact the undersigned at the numbers given above should you have any questions on the enclosed materials.

Yours faithfully

Nicky Heywood

Nicky Heywood

Company Secretarial Assistant

Enc

PROCESSED
AUG 06 2008
THOMSON REUTERS

8/4

File no: 82-35012

Regulatory Announcement

Go to market news section

Company	Standard Life Inv.
TIDM	
Headline	Rule 8.3- DETICA GROUP PLC
Released	14:07 21-Jul-08
Number	5271Z14

RNS Number : 5271Z
Standard Life Investments
21 July 2008

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	**Standard Life Investments**
Company dealt in	**DETICA GROUP PLC**
Class of relevant security to which the dealings being disclosed relate (Note 2)	**GBP 0.02**
Date of dealing	**18/07/08**

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities	4,372,925	3.77		
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	4,372,925	3.77		

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				

(3) Options and agreements to purchase/sell
Total

(c) Rights to subscribe (Note 3)

Class of relevant security:	Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
SELL	150,000	GBP 2.873333
SELL	563,774	GBP 2.901226
SELL	25,000	GBP 2.91

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option moneypaid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

None..

..

Is a Supplemental Form 8 attached? **(Note 9)** **NO**

Date of disclosure	**21/07/08**
Contact name	**David McLaren**
Telephone number	**0131-550-6012**
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

This information is provided by RNS
The company news service from the London Stock Exchange

END

Close

Regulatory Announcement

Company	Detica Group Plc
TIDM	DCA
Headline	Statement re: Possible Offer
Released	17:07 18-Jul-08
Number	4525Z17

RNS Number : 4525Z
Detica Group Plc
18 July 2008

18 July 2008

Detica Group plc
("Detica" or the "Group")

Statement re: Possible Offer

In response to recent press speculation, the Board of Detica confirms that it has received a preliminary approach which may or may not lead to an offer being made for the Company.

In accordance with Rule 2.10 of the City Code on Takeovers and Mergers (the "Code"), Detica confirms that it has 116,069,014 ordinary shares of 2 pence each in issue and admitted to trading on the London Stock Exchange under the UK ISIN code GB0031539651.

There can be no certainty that an offer will be made nor as to the terms on which any offer might be made.

Further announcements will be made as appropriate.

Enquiries:

Financial Dynamics	**+44 (0)20 7831 3113**
Edward Bridges	+44 (0)7768 216 607
Matt Dixon	+44 (0)7703 330 913

Dealing Disclosure Requirements
Under the provisions of Rule 8.3 of the Code, if any person is, or

becomes "interested" (directly or indirectly) in 1% or more of any class of "relevant securities" of Detica, all "dealings" in any "relevant securities" of Detica (including by means of an option in respect of, or a derivative references to, any such "relevant securities") must be publicly disclosed by no later than 3.30pm (London time) on the London business day following the date of the relevant transaction. This requirement will continue until the date on which the offer becomes, or is declared, unconditional as to acceptances, lapses or is otherwise withdrawn or on which the "offer period" otherwise ends. If two or more persons act together pursuant to an agreement or understanding, whether formal or informal, to acquire an "interest" in "relevant securities" of Detica they will be deemed to a single person for the purpose of Rule 8.3.

Under the provisions of Rule 8.1 of the Code, all "dealings" in "relevant securities" of Detica by the potential offeror or Detica or by any of their respective "associates", must be disclosed by no later than 12.00 noon (London time) on the business day following the date of the relevant transaction.

A disclosure table, giving details of the companies in whose "relevant securities" "dealings" should be disclosed, and the number of such securities in issue, can be found on the Takeover Panel's website at www.takeoverpanel.org.uk.

"Interests in securities" arise, in summary, when a person has long economic exposure, whether conditional or absolute to changes in the price of securities. In particular, a person will be treated as having an "interest" by virtue of the ownership or control of securities, or by virtue of any option in respect of, or derivative referenced to, securities. Terms in quotation marks are defined in the Code, which can also be found on the Takeover Panel's website. If you are in any doubt as to whether or not you are required to disclose a "dealing" under Rule 8, you should consult the Takeover Panel.

Ends

TR-1(i): NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached (ii):

DETICA GROUP PLC

2. Reason for the notification (please state Yes/No):

An acquisition or disposal of voting rights: YES

An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached: NO

An event changing the breakdown of voting rights: NO

Other (please specify):

3. Full name of person(s) subject to the notification obligation (iii):

Baillie Gifford & Co

4. Full name of shareholder(s) (if different from 3.) (iv):

5. Date of the transaction (and date on which the threshold is crossed or reached if different) (v):

18 July 2008

6. Date on which issuer notified:

21 July 2008

7. Threshold(s) that is/are crossed or reached:

5%

8. Notified details:

A: Voting rights attached to shares

Class/type of shares if possible using the ISIN CODE	Situation previous to the Triggering transaction (vi)	
	Number of shares	Number of voting Rights (viii)
GB0031539561	Below 5%	Below 5%

Resulting situation after the triggering transaction (vii)

Class/type of shares if possible using the ISIN CODE	Number of shares	Number of voting rights (ix)		% of voting rights	
		Direct (x)	Indirect (xi)	Direct	Indirect
GB003153956	5,799,719		5,799,719		5.01%

B: Financial Instruments

Resulting situation after the triggering transaction (xii)

Type of financial instrument	Expiration Date (xiii)	Exercise/Conversion Period/ Date (xiv)	Number of voting rights that may be acquired if the instrument is exercised/ converted.	% of voting rights
N/A				

Total (A+B)

Number of voting rights	% of voting rights
5,799,719	5.01

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable (xv):

In the narrative below, the figures in [] indicate the amount of voting rights and the percentage held by each controlled undertaking where relevant.
Baillie Gifford & Co, a discretionary investment manager, is the parent of an investment management group.
Its wholly-owned subsidiary undertaking Baillie Gifford Overseas Limited [1076115; 0.9%] is also a discretionary investment manager.

Its wholly-owned subsidiary undertaking Baillie Gifford & Co Limited [2487004; 2.2%] is an OEIC Authorised Corporate Director and Unit Trust Manager which has delegated its discretionary investment management role to Bailie Gifford & Co.
Its wholly-owned subsidiary undertaking Baillie Gifford Life Limited [505202; 0.4%] is a life assurance company which procures discretionary investment management services from Baillie Gifford & Co in respect of its own account shareholdings.

Proxy Voting:

10. Name of the proxy holder:

N/A

11. Number of voting rights proxy holder will cease to hold:

N/A

12. Date on which proxy holder will cease to hold voting rights:
N/A

13. Additional information:

14. Contact name:
John Woollhead

15. Contact telephone number:
01483 816900.

END